Filed Pursuant to Rule 433

Registration No. 333-208191

November 29, 2017

AmerisourceBergen Corporation
$750,000,000 3.450% Senior Notes due 2027
$500,000,000 4.300% Senior Notes due 2047
Pricing Term Sheet

Issuer:	AmerisourceBergen Corporation

Format:	SEC Registered

Trade Date:	November 29, 2017

Settlement Date:	December 4, 2017 (T+3)(1)

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:	MUFG Securities Americas Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	Credit Suisse Securities (USA) LLC Mizuho Securities USA LLC PNC Capital Markets LLC TD Securities (USA) LLC KeyBanc Capital Markets Inc.

Security Description:	3.450% Senior Notes due 2027	4.300% Senior Notes due 2047

Principal Amount:	$750,000,000	$500,000,000

Coupon:	3.450%	4.300%

Maturity Date:	December 15, 2027	December 15, 2047

Offering Price:	99.755%	99.514%

Yield to Maturity:	3.479%	4.329%

Benchmark Spread to Treasury:	110 basis points	150 basis points

Benchmark Treasury Issue:	2.250% due November 15, 2027	2.750% due August 15, 2047

Benchmark Treasury Price:	98-27+	98-13+

Benchmark Treasury Yield:	2.379%	2.829%

Ratings*:	Baa2 (Moody’s) / A- (S&P) / A- (Fitch)	Baa2 (Moody’s) / A- (S&P) / A- (Fitch)

Interest Payment Dates:	June 15 and December 15, beginning June 15, 2018	June 15 and December 15, beginning June 15, 2018

Optional Redemption:	Make-whole call at T+20 basis points Par call on or after September 15, 2027 (the date that is three months prior to maturity)	Make-whole call at T+25 basis points Par call on or after June 15, 2047 (the date that is six months prior to maturity)

Change of Control Triggering Event Put:	101% of principal amount plus accrued interest to the date of purchase	101% of principal amount plus accrued interest to the date of purchase

Mandatory Redemption Upon Acquisition Termination:	N/A	101% of principal amount plus accrued interest to the redemption date

CUSIP:	03073E AP0	03073E AQ8

ISIN:	US03073EAP07	US03073EAQ89

(1)  The Issuer expects that delivery of the notes will be made against payment therefor on or about December 4, 2017, which will be the third business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the second business day before settlement should consult their own advisor.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed an automatic shelf registration statement, including a prospectus dated November 24, 2015 (File No. 333-208191), and a preliminary prospectus supplement dated November 29, 2017 with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.